                              Filed by Pennsylvania Real Estate Investment Trust
                                    Subject Company: Crown American Realty Trust
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                     Commission File No.: 1-6300


         Pennsylvania Real Estate Investment Trust issued the following press release today:



[GRAPHIC OMITTED]


                                       Pennsylvania Real Estate Investment Trust
                                       200 South Broad Street
                                       Philadelphia, PA 19102
                                       www.preit.com

                                       Phone:  215-875-0700
                                       Fax:     215-546-7311
                                       Toll Free: 866-875-0700

FOR FURTHER INFORMATION:





AT THE COMPANY                         AT KCSA PUBLIC RELATIONS WORLDWIDE
--------------                         ----------------------------------
Edward A. Glickman                     Todd Fromer            Evan Smith, CFA
Executive Vice President and CFO       (Investor Relations)   (Media Relations)
(215) 875-0700                         (212) 896-1215         (212) 896-1251


FOR IMMEDIATE RELEASE
---------------------
August 11, 2003


                Pennsylvania Real Estate Investment Trust Reports
                     2003 Second Quarter & Six Month Results

Philadelphia, PA, August 11, 2003, Pennsylvania Real Estate Investment Trust (NYSE: PEI) today announced the results for the second quarter and six months ended June 30, 2003.

2003 Second Quarter Highlights

o Net income for the 2003 second quarter increased to $144.6 million from $4.4 million in the 2002 second quarter. Second quarter 2003 net income includes income from discontinued operations of $137.8 million compared to $2.0 million in the second quarter of 2002.

o Net income per share for the 2003 second quarter increased to $8.70 from $0.27 in the 2002 second quarter. Second quarter 2003 net income includes income from discontinued operations of $8.29 per share compared to $0.12 per share in the second quarter of 2002.

o Funds From Operations (FFO) for the 2003 second quarter increased 17.1% to $14.8 million from $12.7 million in the 2002 second quarter.

o FFO per share for the 2003 second quarter increased by 14.3% to $0.80 from $0.70 in the 2002 second quarter.

On March 6, 2003, PREIT announced the signing of a purchase and sale agreement to sell its multifamily portfolio, which included fifteen wholly-owned properties and four joint venture properties. On June 2, 2003, PREIT announced the completion of the sale of thirteen wholly-owned and two joint venture properties. The pending sale of the two remaining wholly-owned properties as of June 30, 2003 results in a classification of these two properties as assets held for sale on the consolidated balance sheet and the income and gain on sale of all the wholly-owned multifamily properties are presented as discontinued operations on the consolidated statements of income. The Company's presentation of net operating income (NOI), investment in real estate and mortgage notes within this press release for periods prior to the second quarter of 2003 have been revised to reflect this classification.

PREIT Announces Second Quarter 2003 Results
August 11, 2003
Page 2


o Combined NOI for 2003 second quarter increased 34.2% to $27.4 million from $20.5 million for the 2002 second quarter.

    o Same store NOI for the Company's retail portfolio decreased by 2.4% from the 2002 second quarter.


Second Quarter Results
Net income for the second quarter ended June 30, 2003 was $144,638,000, or $8.70 per share, on 16,616,000 weighted average shares of beneficial interest outstanding, compared with $4,442,000, or $0.27 per share, on 16,216,000 weighted average shares of beneficial interest outstanding for the 2002 second quarter. Net income for the second quarter of 2003 included a gain on sale of $154,522,000 which includes $150,201,000 from the sale of thirteen wholly-owned multifamily properties to affiliates of Morgan Properties of King of Prussia, PA ("Morgan") and $4,401,000 from the sale of the Company's interests in two joint venture multifamily properties. A substantial portion of the gain on sale met the requirements for a tax deferred exchange with the Rouse shopping malls acquisition.

For the second quarter ended June 30, 2003, the Company's total FFO increased 17.1% to $14,843,000 from $12,676,000 for the comparable three-month period in 2002. FFO per share was $0.80 in the second quarter of 2003 as compared to $0.70 in the second quarter of 2002, an increase of 14.3%. This increase is a result of the acquisition of six shopping malls from The Rouse Company offset by the disposition of 15 of the 19 multifamily properties. A reconciliation of net income to FFO can be found on page 10.

Weighted average shares of beneficial interest/Operating Partnership units outstanding (collectively, shares) increased by 3.3% to 18,615,000 for the quarter ended June 30, 2003 from 18,024,000 for the quarter ended June 30, 2002.

NOI from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties increased 34.2% to $27,447,000 for the second quarter of 2003 from $20,460,000 for the second quarter of 2002. This increase is a result of the acquisition of six shopping malls from The Rouse Company. A reconciliation of net income to net operating income can be found on page 11.

Six Month Results
Net income for the six months ended June 30, 2003 was $149,615,000, or $9.02 per share, on 16,579,000 weighted average shares of beneficial interest outstanding compared to $8,169,000, or $0.51 per share, on 16,072,000 weighted average shares of beneficial interest outstanding for the six months ended June 30, 2002. Net income for the six months ended June 30, 2003 included gains on sale of $155,714,000 which included $150,201,000 from the sale of thirteen wholly-owned multifamily properties, $4,401,000 from the sale of the Company's interests in two joint venture multifamily properties and $1,112,000 from the sale of land at Crest Plaza Shopping Center, Allentown, PA to Target.

FFO for the six months ended June 30, 2003 totaled $26,376,000, an increase of 13.1% over $23,318,000 for the comparable six-month period in 2002. FFO for the six-month period totaled $1.43 per share on 18,461,000 weighted average shares outstanding, compared to $1.30 per share on 17,934,000 weighted average shares outstanding for the six months ended June 30, 2002. This increase is a result of

PREIT Announces Second Quarter 2003 Results
August 11, 2003
Page 3


the acquisition of six shopping malls from The Rouse Company offset by the disposition of 15 of the 19 multifamily properties. A reconciliation of net income to FFO can be found on page 10.

NOI from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties totaled $45,726,000 for the six months ended June 30, 2003, compared with $35,712,000 for the six months ended June 30, 2002. A reconciliation of net income to net operating income can be found on page 11.

Portfolio Performance - Retail: Same Store NOI Growth & Occupancy Levels
In the second quarter of 2003, same store NOI for the Company's retail portfolio decreased 2.4% or $277,000 compared to the second quarter of 2002. Lease termination payments of $464,000 were included in same store NOI for the second quarter of 2002. Lease termination payments in the second quarter of 2003 for same store NOI were $0.

Occupancy in the Company's same store retail portfolio decreased to 94.7%, 130 basis points lower than the 96.0% occupancy rate in the second quarter of 2002. The closing of the Ames store at Dartmouth Mall, Dartmouth, MA was the primary cause of the decrease in the Company's same store occupancy level during the second quarter of 2003. The Company's power centers and enclosed malls were 97.7% and 87.8% occupied, respectively, as of June 30, 2003. The Company's same store mall properties reported sales of $380 per square foot in the trailing twelve months ended June 30, 2003, which was unchanged from the comparable period ended June 30, 2002.

Leasing Update
During the 2003 second quarter, the Company executed twenty-nine retail leases encompassing 79,454 square feet at an average rent per square foot of $24.37. New leases for previously leased space accounted for eight transactions totaling 20,062 square feet at an average rent of $31.77, or $3.87 higher than the average prior rent. Eleven tenants renewed leases, representing 35,004 square feet at an average renewal rent of $20.02 per square foot, an increase of $5.00 per square foot over the rent at expiration. The Company also executed transactions for ten formerly vacant spaces totaling 24,388 square feet. The average rent for these formerly vacant spaces was $24.53 per square foot.

The Company has executed a non-binding letter of intent for the sale of a pad site including the former Ames store at Dartmouth Mall to the May Company for the addition of a 140,000 square foot Filene's Department Store.

During the second quarter of 2003, Wal-Mart opened its 114,000 square foot store in Northeast Tower Center, Philadelphia, PA. The center is now 100% leased and occupied.

Portfolio Composition
The Company ended the 2003 second quarter with investments in real estate of $1,172,937,000, an increase of $511,008,000 from $661,929,000 in the first quarter of 2003. This increase is primarily due to of the acquisition of six shopping malls from The Rouse Company.

PREIT Announces Second Quarter 2003 Results
August 11, 2003
Page 4

Strategic Update
Ronald Rubin, Chairman and Chief Executive Officer of PREIT, said, "During the second quarter, we completed the purchase of six shopping centers from The Rouse Company, making PREIT a leading shopping mall REIT in the Philadelphia market. The addition of these centers, together with the sale of 15 of our multifamily properties, firmly positions PREIT in the retail sector. As we move toward completion of our proposed merger with Crown American Realty Trust, we will continue to focus on the integration of the Rouse properties and maximizing the value of our portfolio through our expertise in the redevelopment and retenanting of properties. Furthermore, during the quarter, we welcomed John Roberts as an independent member of our Board of Trustees. John brings a wealth of corporate and financial experience to PREIT and we look forward to his counsel as we execute on our strategy to expand our retail asset base beyond the Philadelphia market and further into the Mid-Atlantic region."

Jonathan B. Weller, PREIT's President and Chief Operating Officer, commented, "Our strong second quarter performance reflects the successful execution of our retail strategy to date. We are pleased to have expanded the square footage of our retail property portfolio by 47% since the beginning of this year with the acquisition of six shopping malls from The Rouse Company. Currently, PREIT now owns 28 retail properties totaling approximately 17.5 million square feet. We look forward to further expanding our retail portfolio with the proposed Crown merger, scheduled for completion in the fourth quarter of 2003."

Other Events
The Rouse Acquisitions
During the second quarter 2003, the Company acquired six shopping malls from The Rouse Company (NYSE: RSE). PREIT acquired The Gallery at Market East, Moorestown Mall, Exton Square Mall, Echelon Mall, Plymouth Meeting Mall and a 73% partnership interest in New Castle Associates. New Castle Associates, which acquired Cherry Hill Mall in a transaction that immediately preceded the Company's acquisition of the New Castle associates partnership interest, is consolidated for accounting purposes. The Gallery at Market East, Moorestown Mall, Exton Square Mall and the interest in New Castle Associates were acquired on April 28, 2003. Echelon Mall and Plymouth Meeting were acquired on June 5, 2003. The acquisitions totaled approximately 5.6 million square feet of retail space, for an aggregate purchase price of approximately $549.4 million.

As of June 30, 2003, The Gallery at Market East, Philadelphia, PA, has 0.19 million square feet with an in-line occupancy rate of 93.9% and in-line tenant sales of $411 per square foot; Moorestown Mall, Moorestown, NJ, has 1.06 million square feet with an in-line occupancy rate of 91.0% and in-line tenant sales of $331 per square foot; Exton Square Mall, Exton, PA, has 1.09 million square feet with an in-line occupancy rate of 90.8% and in-line tenant sales of $360 per square foot; Echelon Mall, Voorhees, NJ, has 1.14 million square feet with an in-line occupancy rate of 70.6% and in-line tenant sales of $241 per square foot; Plymouth Meeting Mall, Plymouth Meeting, PA, has 0.81 million square feet with an in-line occupancy rate of 89.0% and in-line tenant sales of $265 per square foot; and Cherry Hill Mall, Cherry Hill, NJ, has 1.28 million square feet with an in- line occupancy rate of 93.8% and in-line tenant sales of $391 per square foot;

PREIT financed the acquisition of the Rouse portfolio through a combination of the assumption of $277 million of existing non-recourse mortgage debt, the issuance of $35.0 million of OP units, a $175 million acquisition term loan and $62.4 million from the refinancing of PREIT portfolio assets. PREIT obtained the $175 million acquisition term loan and a $25 million unsecured line of credit

PREIT Announces Second Quarter 2003 Results
August 11, 2003
Page 5


from Wells Fargo Bank. Approximately $17.8 million of the $35.0 million OP units are expected to be issued in the second quarter of 2004 to acquire the remaining 27% interest in New Castle Associates. As of June 30, 2003, the Company had approximately $10.2 million outstanding on the acquisition term loan and $10.0 million outstanding on the unsecured line of credit. These balances were subsequently paid off with the proceeds from the sale of the remaining two wholly-owned multifamily properties in July 2003.

Crown Merger Agreement
During the second quarter of 2003, PREIT and Crown American Realty Trust (NYSE:
CWN) announced that they entered into a definitive merger agreement in which Crown will merge into PREIT. The merger will position PREIT as a leading shopping mall REIT in the Mid-Atlantic region. The boards of trustees of both companies have unanimously approved the merger.

PREIT expects to file a registration statement on Form S-4 containing a joint proxy statement/prospectus relating to the merger.

Following completion of the merger, PREIT will own interests in 54 retail properties with 33.7 million square feet in 14 states. Approximately 85% of the portfolio is located in the Mid-Atlantic states of PA, NJ, DE and MD. Included in the combined portfolio are interests in 40 regional malls and 14 power and strip centers. The merged company will have a total market capitalization of approximately $2.7 billion based on PREIT's closing share price on May 13, 2003.

Under the terms of the agreement, PREIT will issue to Crown shareholders 0.3589 PREIT common shares for each outstanding share of Crown in a tax-free, share-for-share transaction. The exchange ratio was determined based on the trailing 20 day average closing prices as of May 12, 2003, and is not subject to change and there is no "collar" or minimum trading price for the shares. The transaction includes a $20 million termination fee payable to either PREIT or Crown, if the merger is not completed in certain specified circumstances.

Multifamily Disposition
During the second quarter of 2003, the Company completed the sale of thirteen of its wholly-owned multifamily properties to Morgan. The sale price of $314 million included assumed debt of approximately $151 million. The net proceeds of the sale of approximately $158 million was used to pay down the acquisition term loan used in connection with the acquisition of six malls from The Rouse Company. The Company recorded a gain on sale of $150.2 million in the second quarter of 2003.

The Company also sold to its joint venture partners its 50% interests in (i) Cambridge Hall Apartments in West Chester, PA for $6.7 million, including approximately $2.5 million of assumed debt and (ii) Countrywood Apartments in Tampa, FL for $9.1 million, including approximately $7.3 million of assumed debt. The Company recorded a gain on sale of $4.4 million in the second quarter of 2003 and deferred a gain of approximately $4.5 million related to Countrywood Apartments.

PREIT Announces Second Quarter 2003 Results
August 11, 2003
Page 6

Subsequent Events
Multifamily Disposition
During the third quarter of 2003, the Company completed the sale of its remaining two wholly-owned multifamily properties, Emerald Point in Virginia Beach, VA and Regency Lakeside in Omaha, NE, to Morgan. The purchase price was approximately $81.4 million, including assumed debt of $33.8 million, with net proceeds of $44.3 million. The net proceeds reflect a purchase price credit of $3.0 million to Morgan awarded upon the closing of the sale of all fifteen of PREIT's wholly-owned multifamily properties.

PREIT has now completed the sale of 17 of its 19 multifamily properties. With this most recent closing, the Company has received approximately $408 million of the expected purchase price of approximately $417 million for all 19 multifamily properties. The Company has entered into agreements to sell its two remaining joint venture multifamily properties, Fox Run, Warminster, PA, and Will-O-Hill, Reading, PA, to its joint venture partners and expects to complete the transactions in the third quarter of 2003. The Company applied a substantial portion of the net proceeds of the multifamily transactions to pay off the balance of the acquisition term loan secured in connection with the Rouse transaction and to pay down the outstanding balance under the $25 million unsecured line of credit.

Line of Credit
As of June 30, 2003, the Company had approximately $118,574,000 outstanding under the Company's $200,000,000 secured revolving line of credit facility. The Company also had $10,200,000 outstanding under the acquisition term loan and $10,000,000 outstanding under the unsecured line of credit. On June 30, 2003 the Company had $1,623,000 of available borrowing capacity remaining under its secured line of credit with the existing property collateral pool and $15,000,000 available under the unsecured line of credit.

Capital Resources
Edward Glickman, Chief Financial Officer of PREIT commented, "With the closing of our last two wholly-owned multifamily properties, PREIT paid off the remaining $10.2 million outstanding under the $175 million acquisition term loan, paid down the outstanding balance under the $25 million unsecured line of credit from Wells Fargo and applied the remaining proceeds to reduce the Company's line of credit balance. We believe that PREIT has the ability to obtain additional capital and has positioned itself with sufficient liquidity to meet its operational and investment needs."

2003 and 2004 Forecast
For modeling purposes, PREIT has revised its assumption of the Crown merger closing date from the beginning of the fourth quarter of 2003 to the mid-point of the fourth quarter of 2003, with the first full year of combined operations in calendar year 2004. After giving effect to the actual dates of the closing of the multifamily and the Rouse transactions and the new estimated date of the Crown merger, PREIT now estimates FFO for the calendar year 2003 to be $3.18 to $3.30 per share inclusive of a one-time non-recurring charge of approximately $6.75 million, or $0.30 per share. Assuming completion of the Crown merger, the Company reaffirms its estimate for calendar year 2004 FFO to be $4.26 to $4.38 per share.

PREIT Announces Second Quarter 2003 Results
August 11, 2003
Page 7

Dividend Declaration
On July 29, 2003, PREIT announced that its Board of Trustees has approved a quarterly cash dividend of $0.51 per share. The dividend will be paid on September 15, 2003 to shareholders and unitholders of record on August 29, 2003. The September 15, 2003 dividend payment will be PREIT's 106th consecutive distribution since its initial dividend paid in August of 1962. Throughout its history, the Company has never omitted or reduced a shareholder dividend.

A copy of the Company's Distribution Reinvestment and Share Purchase Plan prospectus, enrollment forms and other information is available on the Company's web site at www.preit.com under Investor Information or by calling American Stock Transfer & Trust Company at (800) 278-4353, or the Company at (215) 875-0735. You should read the prospectus carefully before making any investment.

Definitions
NAREIT defines FFO as income before gains (losses) on property sales and extraordinary items (computed in accordance with GAAP); plus real estate depreciation and similar adjustments for unconsolidated joint ventures after adjustments for non-real estate depreciation and amortization of financing costs. The Company computes FFO in accordance with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than the Company. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to FFO. The Company believes that FFO is helpful to investors as a measure of operating performance because it excludes various items included in net income that do not relate to or are not indicative of operating performance, such as various non-recurring items, gains on sales of real estate and depreciation and amortization of real estate.

NOI is derived from real estate revenues (determined in accordance with GAAP) minus property operating expenses (determined in accordance with GAAP). NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to NOI. The Company believes that NOI is helpful to investors as a measure of operating performance because it is an indicator of the return on investment on the properties, and provides a comparison measurement of the properties over time. NOI excludes general and administrative expenses, management company revenues, interest income, interest expense, depreciation and amortization, income from discontinued operations and gains on sales of interest in real estate.

PREIT Announces Second Quarter 2003 Results
August 11, 2003
Page 8

EBITDA is earnings before interest, taxes, depreciation and amortization. On a property level, EBITDA and NOI are equivalent; however, certain corporate revenues and expenses are added and deducted to/from NOI to derive EBITDA on a company wide basis. Specifically, management company revenues and interest income are added to NOI while corporate payroll and other General and Administrative expenses are deducted from NOI to calculate EBITDA. The Company believes that net income is the most directly comparable GAAP measurement to EBITDA. The Company believes that EBITDA helps the Company and its investors evaluate the ongoing operating performance of its properties and facilitate comparisons with other REITs and real estate companies. These measures assist management by providing a baseline to assess property-level results, particularly as the Company acquires or sells assets. The EBITDA measures presented by the Company may not be comparable to other similarly titled measures of other companies.

Conference Call Information
Management has scheduled a conference call for 2:00 pm Eastern Daylight Time on August 11, 2003 to review the Company's second quarter results. To listen to the call, please dial (800) 406-5345 or (913) 981-5571 at least five minutes before the scheduled start time. Investors can also access the call in a "listen only" mode via the Internet on the Company website at www.preit.com or at www.vcall.com. Please allow extra time prior to the call to visit the site and download the necessary software to listen to the Internet broadcast. Financial and statistical information expected to be discussed on the call will be available on the Company's website at www.preit.com.

For interested individuals unable to join the conference call, a replay of the call will be available through August 26, 2003 at (888) 203-1112 or (719) 457-0820 (Passcode: 649623). The online archive of the webcast will be available over the same period.


About Pennsylvania Real Estate Investment Trust
Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on retail shopping malls and power centers (approximately 17.5 million square feet) located in the eastern United States. PREIT's portfolio currently consists of 34 properties in 7 states. PREIT's portfolio includes two multifamily properties that are held for sale, 14 shopping malls, 14 strip and power centers and four industrial properties. In addition, there are two retail properties under development, which PREIT expects will add approximately 0.8 million square feet to its portfolio. PREIT is headquartered in Philadelphia, Pennsylvania. PREIT's corporate web site can be found at www.preit.com.

This press release contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect PREIT's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. In particular, PREIT may not be able to consummate the sale of its remaining joint venture multifamily properties on favorable terms, if at all, and may not be able to consummate the merger with Crown, or if such transactions are consummated, PREIT's actual results may differ significantly from those expressed in any forward-looking statement. Certain factors that could cause PREIT not to consummate such transactions include, without limitation, the

PREIT Announces Second Quarter 2003 Results
August 11, 2003
Page 9



satisfaction of closing conditions applicable to such transactions (some of which are beyond PREIT's control). In addition, PREIT's business is subject to uncertainties regarding the revenues, operating expenses, leasing activities, occupancy rates, and other competitive factors relating to PREIT's portfolio and the properties proposed to be acquired and changes in local market conditions as well as general economic, financial and political conditions, including the possibility of outbreak or escalation of war or terrorist attacks, any of which may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. PREIT does not intend to and disclaims any duty or obligation to update or revise any forward-looking statements or industry information set forth in this press release to reflect new information, future events or otherwise.

In connection with the proposed merger between PREIT and Crown American Realty Trust referenced in the press release, PREIT and Crown American Realty Trust intend to file a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials when they become available, as well as other materials filed with the Securities and Exchange Commission concerning PREIT and Crown American Realty Trust, at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents filed by PREIT may be obtained for free by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 S. Broad Street, Philadelphia, PA 19102; Attn: Investor Relations. These materials and other documents filed by Crown American Realty Trust may be obtained for free by directing a request to Crown American Realty at Pasquerilla Plaza, Johnstown, Pennsylvania 15901; Attn:
Investor Relations.

PREIT and Crown American Realty Trust, and their respective trustees and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of PREIT and Crown American Realty Trust in connection with the merger. Information about the trustees and executive officers of PREIT and their ownership of PREIT shares is set forth in the proxy statement for PREIT's 2003 Annual Meeting of Shareholders, which was filed with the Securities and Exchange Commission on April 30, 2003. Information about the trustees and executive officers of Crown American Realty Trust and their ownership of Crown American Realty Trust stock is set forth in the Crown American Realty Trust's Annual Report on Form 10-K and the amendment to its Form 10-K filed with the Securities and Exchange Commission on March 31, 2003 and April 22, 2003, respectively. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

                            [Financial Tables Follow]
                                                       # # #
                           ** A supplemental quarterly financial package ** will be available on the Company's web site at www.preit.com.

PREIT Announces Second Quarter 2003 Results
August 11, 2003
Page 10


                   Pennsylvania Real Estate Investment Trust
                            Selected Financial Data


------------------------------------------------------  ----------------------------------      -------------------------------
FUNDS FROM OPERATIONS                                         Three Months Ended                      Six Months Ended
------------------------------------------------------  ----------------------------------      -------------------------------
(In thousands, except per share results)                 June 30, 2003        June 30, 2002      June 30, 2003     June 30, 2002
                                                        --------------     ---------------      --------------    --------------
Net income                                                 $ 144,638              $ 4,442          $ 149,615           $ 8,169
      Minority interest in operating partnership
        continuing operations                                    823                  307              1,110               465
      Minority interest in operating partnership
        discontinued operations                               15,650                  191             15,886               482
      Gains on sales of interests in real estate              (4,321)                   -             (5,513)                -
      Gains on dispositions of discontinued operations      (150,201)                   -           (150,201)                -
      Depreciation and amortization:
          Wholly owned & consolidated partnership, net         6,929  (a)           3,202  (a)         9,579  (a)        5,912  (a)
          Unconsolidated partnerships & joint ventures         1,325  (a)           2,347  (a)         3,591  (a)        3,844  (a)
          Discontinued operations                                  -                2,187              2,309             4,369
          Prepayment Refinancing Fee                               -                    -                  -                77
                                                        -------------      ---------------      -------------     -------------
FUNDS FROM OPERATIONS                                       $ 14,843  (b)        $ 12,676  (b)      $ 26,376  (b)     $ 23,318  (b)
                                                        =============      ===============      =============     =============

FUNDS FROM OPERATIONS PER SHARE AND OP UNITS                   $0.80                $0.70              $1.43             $1.30
                                                        =============      ===============      =============     =============

Weighted average number of shares outstanding                 16,616               16,216             16,579            16,072
Weighted average effect of full conversion of
  OP units                                                     1,999                1,808              1,882             1,862
                                                        -------------      ---------------      -------------     -------------
Total weighted average shares outstanding, including
  OP units                                                    18,615               18,024             18,461            17,934
                                                        -------------      ---------------      -------------     -------------


a) Excludes depreciation of non-real estate assets, amortization of deferred financing costs and discontinued operations.

b) Includes the non-cash effect of straight-line rents of $612 and $228 for the 2nd quarter 2003 and 2002; and $985 and $482 for the year to date 2003, respectively.

-----------------------------------------------------
OPERATING RESULTS                                                     Three Months Ended                    Six Months Ended
-----------------------------------------------------         -------------------------------      ---------------------------------
                                                                                   June 30,                               June 30,
(In thousands, except per share results)                      June 30, 2003         2002(1)          June 30, 2003         2002(1)
                                                              -------------      ------------      ---------------    --------------
REAL ESTATE REVENUES
          Base rent                                               $ 21,568          $ 11,726             $ 33,493          $ 21,221
          Percent rent                                                 205               227                  478               589
          Expense reimbursement                                      8,933             3,177               12,835             5,798
          Lease termination                                              -               496                  259               502
          Other real estate revenue                                    787               301                1,121               572
                                                              ------------       -----------       --------------     -------------
      Total real estate revenue                                     31,493            15,927               48,186            28,682
                                                              ------------       -----------       --------------     -------------
      Management company revenue                                     3,792             2,152                5,973             4,325
      Interest and other income                                        193               355                  335               375
                                                              ------------       -----------       --------------     -------------
                                                                    35,478            18,434               54,494            33,382
                                                              ------------       -----------       --------------     -------------
EXPENSES
          Property payroll and benefits                              1,622               824                2,635             1,744
          Real estate and other taxes                                2,916             1,090                4,211             1,948
          Utilities                                                  1,214               245                1,492               420
          Other operating expenses                                   4,779             1,673                7,093             3,077
                                                              ------------       -----------       --------------     -------------
      Total property operating expenses                             10,531             3,832               15,431             7,189
                                                              ------------       -----------       --------------     -------------
      Depreciation and amortization                                  6,994             3,267               10,507             6,042
          Corporate payroll and benefits                             3,948             3,536                7,584             7,046
          Other general and administrative expenses                  3,569             2,611                6,259             5,080
                                                              ------------       -----------       --------------     -------------
      Total general & administrative expenses                        7,517             6,147               13,843            12,126
                                                              ------------       -----------       --------------     -------------
      Interest expense                                               9,097             4,325               13,143             7,003
                                                              ------------       -----------       --------------     -------------
                                                                    34,139            17,571               52,924            32,360
                                                              ------------       -----------       --------------     -------------
Income before equity in partnerships and joint ventures,
minority interest and gains on sales of interests in
real estate                                                          1,339               863                1,570             1,022
Equity in income of partnerships and joint ventures                  2,023             1,893                3,800             3,459
Gains on sales of interests in real estate                           4,321  (2)            -                5,513  (2)            -
                                                              ------------       -----------       --------------     -------------
Income before minority interest, discontinued operations             7,683             2,756               10,883             4,481
Minority interest in operating partnership                            (823)             (307)              (1,110)             (465)
                                                              ------------       -----------       --------------     -------------
      Income from continuing operations                              6,860             2,449                9,773             4,016
                                                              ------------       -----------       --------------     -------------
Discontinued Operations:
      Income from discontinued operations                            3,227             2,184                5,527             4,635
      Equity in income of partnerships and joint ventures
      Minority interest in discontinued operations                 (15,650)             (191)             (15,886)             (482)
      Gains on dispositions of discontinued operations             150,201  (3)            -              150,201  (3)            -
                                                              ------------       -----------       --------------     -------------
Income from Discontinued Operations                                137,778             1,993              139,842             4,153
                                                              ------------       -----------       --------------     -------------
NET INCOME                                                       $ 144,638           $ 4,442            $ 149,615           $ 8,169
                                                              ============       ===========       ==============     =============

BASIC EARNINGS PER SHARE
      From continuing operations                                    $ 0.41            $ 0.15               $ 0.59            $ 0.25
      From discontinued operations                                    8.29              0.12                 8.43              0.26
                                                              ------------       -----------       --------------     -------------
TOTAL BASIC EARNINGS PER SHARE                                      $ 8.70            $ 0.27               $ 9.02            $ 0.51
                                                              ============       ===========       ==============     =============

DILUTED EARNINGS PER SHARE
      From continuing operations                                    $ 0.40            $ 0.15               $ 0.58            $ 0.25
      From discontinued operations                                    8.14              0.12                 8.29              0.26
                                                              ------------       -----------       --------------     -------------
TOTAL DILUTED EARNINGS PER SHARE                                    $ 8.54            $ 0.27               $ 8.87            $ 0.51
                                                              ============       ===========       ==============     =============

Weighted average number of shares outstanding                       16,616            16,216               16,579            16,072
                                                              ------------       -----------       --------------     -------------


1) Prior periods' revenues and expenses were adjusted for discontinued operations, which consist of disposed real estate assets.

2) 2nd quarter 2003 includes gain on sale of Cambridge Hall Apartments, West Chester, PA and year to date 2003 includes sale of a parcel of land at Crest Plaza Shopping Center in Allentown, PA .

3) 2nd quarter 2003 and year to date 2003 includes gain on sale of multifamily discontinued properties.

PREIT Announces Second Quarter 2003 Results
August 11, 2003
Page 11

                   Pennsylvania Real Estate Investment Trust
                            Selected Financial Data

(In thousands)
---------------------------------------------------   ----------------------------------     ------------------------------
EQUITY IN INCOME OF PARTNERSHIPS                               Three Months Ended                   Six Months Ended
AND JOINT VENTURES                                       --------------------------------     ------------------------------
---------------------------------------------------         June 30,           June 30,        June 30,           June 30,
                                                             2003               2002            2003                2002
                                                        ------------      ---------------   --------------     -------------
Gross revenues from real estate                           $ 22,916              $ 24,268         $ 46,626          $ 48,064
                                                        ===========       ===============    =============      ============
Expenses:
   Property operating expenses                               7,373                 8,111           15,790            16,437
   Mortgage and bank loan interest                           7,286                 7,920           14,790            15,816
   Depreciation and amortization                             3,990                 4,705            8,233             8,818
                                                        -----------       ---------------    -------------      ------------
Total Expenses                                              18,649                20,736           38,813            41,071
                                                        -----------       ---------------    -------------      ------------
Net Revenues from real estate                                4,267                 3,532            7,813             6,993
Partner's share                                              2,244                 1,639            4,013             3,534
                                                        -----------       ---------------    -------------      ------------
EQUITY IN INCOME OF PARTNERSHIPS
       AND JOINT VENTURES                                  $ 2,023               $ 1,893          $ 3,800           $ 3,459
                                                        ===========       ===============    =============      ============




              Supplemental Information for Wholly Owned Properties and the Company's Proportionate Share of Partnerships and Joint Ventures

(In thousands)
-----------------------------------------------------    ---------------------------------     -------------------------------
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION                     Three Months Ended                  Six Months Ended
AND AMORTIZATIONS ("EBITDA")                             ---------------------------------     --------------------------------
-----------------------------------------------------        June 30,            June 30,         June 30,             June 30,
                                                              2003                2002   (1)       2003                 2002   (1)
                                                         -------------       -------------     -------------      -------------
Gross revenues                                               $ 31,493            $ 15,927          $ 48,186           $ 28,682
Operating expenses                                            (10,531)             (3,832)          (15,431)            (7,189)
                                                         -------------       -------------     -------------      -------------
Net operating income: wholly-owned properties                  20,962              12,095            32,755             21,493
Company's proportionate share of partnerships and
  joint ventures net operating income                           6,485               8,365            12,971             14,219
                                                         -------------       -------------     -------------      -------------
Combined net operating income                                  27,447  (2)         20,460  (2)       45,726  (2)        35,712  (2)
Interest income                                                   193                 355               335                375
Management company revenue                                      3,792               2,152             5,973              4,325
Total general & administrative expenses                        (7,517)             (6,147)          (13,843)           (12,126)
                                                         -------------       -------------     -------------      -------------
EBITDA                                                       $ 23,915  (3)       $ 16,820  (3)     $ 38,191  (3)      $ 28,286  (3)
                                                         =============       =============     =============      =============

1) Prior periods' revenues and expenses were adjusted for discontinued operations, which consist of disposed real estate assets.

2) NOI including the impact of disposed real estate assets was $32,416 and $28,114 for the 3 months ended 6/30/03 and 6/30/02 respectively; and was $58,604 and $51,243 for the 6 months ended 6/30/03 and 6/30/02, respectively.

3) EBITDA including the impact of disposed real estate assets for the 3 months ended 6/30/03 and 6/30/02 was $28,883 and $24,474, respectively, and was $51,068 and $43,817 for the 6 months ended 6/30/03 and 6/30/02, respectively.

-------------------------------------------------------     --------------------------------      -----------------------------
RECONCILIATION OF NET INCOME TO PROPERTY LEVEL EBITDA              Three Months Ended                    Six Months Ended
AND TO PROPERTY LEVEL NET OPERATING INCOME                  ---------------------------------     ------------------------------
-------------------------------------------------------         June 30,             June 30,          June 30,        June 30,
                                                                 2003                 2002               2003             2002
                                                            -------------       --------------     -------------      -----------
Net Income                                                    $ 144,638              $ 4,442         $ 149,615          $ 8,169
Minority interest in operating partnership                          823                  307             1,110              465
Income from partnerships and joint ventures                      (2,023) (1)          (1,893) (1)       (3,800) (1)      (3,459) (1)
Company's proportionate share of partnerships and
  joint ventures net operating income                             6,485  (1)           8,365  (1)       12,971  (1)      14,219  (1)
Gains on sales of interests in real estate                       (4,321)                   -            (5,513)               -
Income from discontinued operations                            (137,778)              (1,993)         (139,842)          (4,153)
Depreciation and amortization:                                    6,994                3,267            10,507            6,042
Interest expense                                                  9,097                4,325            13,143            7,003
                                                          --------------       --------------     -------------      -----------
Property Level EBITDA                                            23,915               16,820            38,191           28,286
Interest income                                                    (193)                (355)             (335)            (375)
Management company revenue                                       (3,792)              (2,152)           (5,973)          (4,325)
Total general & administrative expenses                           7,517                6,147            13,843           12,126
                                                          --------------       --------------     -------------      -----------
PROPERTY LEVEL NET OPERATING INCOME                            $ 27,447             $ 20,460          $ 45,726         $ 35,712
                                                          ==============       ==============     =============      ===========

1) Reference SEC Form 10K Notes to Consolidated Financial Statements 12. Segment Information; Adjustments to Equity Method, Equity in income of partnerships and joint ventures.

(In thousands)
----------------------------------------------------------                       --------------------      --------------------
MORTGAGE NOTES, BANK                                                                    June 30,                December 31,
AND CONSTRUCTION LOANS PAYABLE                                                            2003                      2002
----------------------------------------------------------                       --------------------      --------------------
Wholly-owned properties
  Mortgage notes payable                                                                   $ 509,589                 $ 126,778
  Bank loans payable                                                                         117,900                   130,800
  Acquisition term loan & Unsecured line of credit                                            20,250                         -
                                                                                 --------------------      --------------------
                                                                                             647,739                   257,578
Company's proportionate share of
partnerships and joint ventures
  Mortgage notes payable                                                                     155,488                   166,728
                                                                                 --------------------      --------------------
Total mortgage notes and bank loans payable                                                $ 803,227                 $ 424,306
                                                                                 ====================      ====================